
April 5, 2011

Trevor Thomas
Secretary and General Counsel
Continental Minerals Corporation
1020-800 West Pender Street
Vancouver, British Columbia
V6C 2V6

>   **Re: Continental Minerals Corporation**
>   **Schedule 13E-3/A filed March 24, 2011**
>   **File No. 5-37745**

Dear Mr. Thomas:

We have reviewed your amended filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we are likely to have additional comments. Please allow adequate time for staff review and further comments. All terms have the same meaning as in your filing, unless otherwise noted.

Schedule 13E-3/A

1.   We note your response to comment 1 in our letter dated March 3, 2011. We believe that the requirement to disseminate revised disclosure pursuant to Rule 13e-3(f)(1)(iii) may require mailing of the supplement, along with a new proxy card, given the material changes made to the original circular in response to these and our last set of comments and the inclusion of significant additional information required by Schedule 13E-3, including information provided to both parties to the this transaction by their respective financial advisors. Please confirm your understanding in this regard.

2.   If either Continental or Jinchuan gave their respective financial advisors confidential projections of financial forecasts in connection with the fairness analysis performed by each, this non-public information must be disclosed, along with a summary of the material assumptions and limitations underlying such information. Please revise or advise.

3.   The financial advisor reports filed as exhibits to the amended Schedule 13E-3 include discussion of valuations significantly in excess of the consideration being offered in this proposed transaction. For example, the Gresham report filed as Exhibit 99(c)(7) reflects (on page 7) that due to "Jaguar" (Jinchuan's) ability to "de-risk" the project, a per share valuation of C$4.10 could be appropriate. In each case, specifically or generally describe how each filing party considered these eventualities in determining fairness.

Closing

Please amend your Schedule 13E-3 in response to the comments above and provide the requested supplemental analysis in your response letter. Direct any questions to me at (202) 551-3263.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile 011 86 935 8811612
        Sanlin Zhang
        Jinchuan Group Ltd.

        Via Facsimile (206) 260-8317
        Kimberley R. Anderson, Esq.
        Dorsey & Whitney LLP